2001 ANNUAL REPORT


2000
VENDOR OF THE YEAR
PRESENTED TO
NATIONAL
PRESTO IND. INC.
IN RECOGNITION OF OUTSTANDING
SUPPORT AND COMMITMENT
TO PARTNERSHIP
K's Merchandise
A little different. A lot better.
WAL★MART
Supplier Award of Excellence
2nd Quarter 2001
Wal-Mart is proud to recognize and honor
National Presto
2001
EMIL'S
MARKET
TOP PERFORMER
Presented to
PRESTO
GOTTSCHALKS

See Cover Story, Page 2

National Presto Industries, Inc.

TABLE OF CONTENTS

COVER STORY *National Presto Industries, Inc.*

A few recent awards from grateful dealers, in appreciation of National Presto Industries, Inc.'s contributions, have been selected for reproduction on this year's Annual Report cover.

Particular attention is called to the Wal-Mart award, displayed at picture center. Being a recipient from Wal-Mart in 2001 of a "Supplier Award of Excellence" should serve to comfort those shareholders who believed a significant future with Wal-Mart was foreclosed by virtue of that company's GE private label decision, reported in the Letter to Stockholders in 2000.

Favorable recognition from customers stimulates Presto employees to exert ever greater efforts. With justifiable pride, the originals of the pictured awards are now displayed in the visitor's lobby at the Company's principal offices in Eau Claire, where they join those given in the past by the country's leading retailers.

FINANCIAL HIGHLIGHTS *(In thousands except per share data)*

Years ending December 31,	**2001**	**2000**	**1999**
Net sales	$119,757	$119,604	$116,405
Net earnings	$ 6,286*	$ 15,158	$ 20,822
Weighted average common and common equivalent shares outstanding	6,857	7,015	7,344
Net earnings per common share	$ .92*	$ 2.16	$ 2.84
Dividends per common share	$ 2.00	$ 2.10	$ 2.00
Stockholders' equity per common share outstanding	$34.51	$34.95	$34.77

**Includes after tax charges relating to plant closings of $4,771,000—$ .70 per share.*

Last year's Report anticipated 2001 being "brutal" and "grim." Those terms proved inadequate to describe the year's events.

Year 2001 basic fiscal data is summarized, as follows:

Net consolidated sales increased nominally from $119,604,000 in 2000 to $119,757,000 in 2001; core business comparative sales declined from $119,604,000 to $111,943,000, a reduction of 6%; net earnings declined by $8,872,000, from $15,158,000 in 2000 to $6,286,000 in 2001, or 59%. Net earnings and earnings per share in 2001 of $ .92 versus $2.16 in 2000 reflect net income, modified by a reduction of weighted average shares outstanding from 7,015,000 to 6,857,000, and a fourth quarter largely nonrecurring and noncash plant closing charge in the amount of 7,653,000. The charge related principally to capital asset impairment, flowing from a decision to outsource all Presto® products. (See numbered paragraph 1, page 3 of this letter.)

On February 24, 2001, National Presto Industries, Inc. (hereinafter referred to as NPK) acquired a new defense industry subsidiary, AMTEC Corporation. Its contribution to sales during the year were $6,999,000; earnings were $726,000, equal to $ .11 per share.

Sales were augmented by $815,000, generated over the 26 business days remaining in 2001, sourced from the then formation of NPK's new subsidiary, Presto Absorbent Products, Inc. (See page 12 for expanded discussion on this company.)

NPK executives were beset with a myriad of problems throughout the year, including those anticipated at the close of 2000. Certainly few, if any, foresaw the extent to which the economy would sicken, even prior to September 11. Of those few, none could have predicted that day's attack upon the Twin Trade Towers and the Pentagon, with its consequent economic impact.

Some of the significant challenges which were confronted, and their status at the close of the fiscal year, are discussed in the six numbered segments that follow. Resumption of discussion, apart from the segments, becomes evident from the differentiated typeface used in the segments.

1. Transfer of production from NPK-owned U.S. plants to unrelated Orient manufacturers

A conclusion was noted in the year 2000 Annual Report that "should aggressive pricing from competitive sources" (most of whom were already taking advantage of lower foreign-sourced costs) "threaten Presto's long-term competitive position, or erode margins beyond endurance," moves to foreign sources would be unavoidable. The profound year-to-year gross margin shrinkage for commercial products suffered in 2001 was, almost exclusively, due to the need to meet such aggressive pricing.

Even in the face of a growing flood of U.S. unemployment resulting from pursuit of a so-called global economic policy, the Bush administration, as had that of President Clinton, supported this policy with maximum vigor. Surprisingly, the wave of patriotism which engulfed the public after the terrorist attacks did not lead to widespread criticism of the policy. Under these circumstances, it became clear that corporate survival depended upon departing U.S. shores for production needs.

Exhaustive and complicated comparative cost, source, and logistical studies were conducted. Numerous trips to the Orient and India were required, ultimately leading to contracts for the transfer of manufacturing responsibilities to two separate Oriental companies. One will manufacture die cast products, such as skillets and griddles, while the

other will produce pressure vessels.

Assuming events keep pace with plans, U.S. production will continue until November 2002. Merchandise so manufactured will supply sales needs during the period utilized by offshore sources to tool, prove out, produce, and ship replacement goods. Because sales forecasting is an imperfect science, and failure to have merchandise on hand to meet major dealers' orders could jeopardize customer relations, some temporary inventory excesses may result.

Words have not been invented to express the heartache senior NPK executives suffered while planning and beginning the implementation of the production transfer. Through no fault of their own, long-term and loyal employees will be discharged. One must question the consistency of authorities who urge, on the one hand, that the standard of living for Americans be elevated, while on the other mandating employment termination of those very same people because their pay and fringe benefits exceed those of their overseas counterparts.

2. Challenged contemplated characterization of NPK as an investment company by the SEC

Last year's Report surmised that "further legal fees and valuable executive time may be consumed before this project terminates." Unfortunately, this forecast proved most accurate.

Endless hours of key executive time were expended in the development and drafting of a "Wells Submission," a document which argued NPK's position and which, at least in theory, the Chicago SEC regional office must rebut. Both the Wells Submission and, presumably, its rebuttal have been sent to Washington for scrutiny and preliminary decision. Litigation occurs only if the Washington staff agrees that a violation has occurred, and the Commission concurs with that judgment. Competent counsel have been retained both in Chicago and in Washington.

Appointment of a new Commission Chairman by the Bush administration, highly respected for his sound judgment, improves the potential for a favorable result.

3. Marketing plans for the Pizzazz® pizza oven

Shareholders have been previously informed that if the sales plan for the Presto® Pizzazz® pizza oven had been achieved, highly overall satisfactory results would have been recorded in 2000.

Users of the product are voluminous in their praise for its performance. Marketing data continues to support the importance of pizza as a popular food.

Given these premises, the year 2000 Report promised pursuit of ways and means to accomplish the unrealized sales objectives.

Research undertaken during the review year disclosed genuine price sensitivity, dooming the potential for volume sales at the original retail price proposed. The research also established that conventional ovens, already owned by consumers, constituted the prime competition for the Presto® appliance. Finally, it taught that consumer sales depended upon convincing them of two significant claims viz., superiority of the Pizzazz® over ordinary kitchen ovens, in terms of comparative speed and comparative taste.

Sixty- and thirty- second advertisements were produced, utilizing the data disclosed by the research. Testing in 15 selected markets was conducted, rather than proceeding immediately with another national campaign. Moderate to good product acceptance was evident in those markets during 2000. New unit pricing at 30% below the original was suggested. These plans were predicated upon the assumption that if dramatic improvement from 2000 did not occur, in the selected markets, a national program in 2002 would be futile. On the other hand, good results would plant the seeds for so doing, with an enhanced likelihood of success.

Final results exceeded even management's most optimistic expectations. Sales increases were realized exceeding 600% over those enjoyed in the test markets during 2000. Consequently, a 2002 national campaign for this product is being planned.

4. Wal-mart and Target procurement policy decisions

Successive shocks were described in the 2000 Report, suffered because Wal-Mart and Target, for somewhat different reasons, were planning reduced purchases from NPK. Little comfort was derived from the fact that these actions were not aimed solely at your Company. Changes in policy by these giant discounters now dictated procurement limited to only one or two producers, for most items, utilizing private labels such as "General Electric."

Readers are referred to the cover story on the inside cover of this Report. Recognition of NPK by Wal-Mart with a Supplier Award of Excellence provides mute testimony to the durability of the Presto/Wal-Mart relationship. Excellent cooperation from the Wal-Mart stores in the TV test markets for the pizza oven was generously provided.

Initially, all contemplated product eliminations did indeed transpire. Following re-evaluation, by mid-year, Wal-Mart decided to again look to NPK as a major griddle provider (albeit at perceptibly lower prices). Wal-Mart also added, during the year, the Presto® DualDaddy™ electric deep fryer to its deep fryer assortment. In similar fashion, Target will feature exclusive brushed aluminum versions of the Presto® Kitchen Kettle™ multi-cooker, FryDaddy® Jr. electric deep fryer, and the Electric Skillet and Server in its 2002 portfolio.

5. Enterprise resource planning (ERP)

Because of customer and supplier demands, industry is rapidly becoming the prisoner of computer systems, rather than their master.

Better forecasting, planning, and customer responsiveness dictate the need for multimillion-dollar investments in enterprise resource planning (ERP). Installation of NPK's plan began in latter 2000.

Full and efficient operation had originally been expected by January 1, 2002. Attaining that goal is proving elusive. Early results have not been encouraging. No effort will be spared to make the new system work, in view of the potential for efficiency and savings which presumably can be enjoyed upon full implementation.

6. Product cost and pricing

Paced by a world economy suffering the early pangs of recession, costs for substantially all pertinent commodities were declining at year-end. Many significant service items, such as media and transportation costs (including ocean freight) were likewise on a downward path. In opposite fashion, employment costs, with particular emphasis upon those arising from employee health claims, continued to escalate. Retreating product pricing, however, dwarfed the comparatively meager relief in cost of sales. Pricing erosion was unavoidable if NPK was to secure, and ultimately improve, its position with leading retailers (a position made vulnerable by hungry competitors already armed with Orient costs).

Recent Annual Reports contained comments upon the intransigence of dealers when asked to consider upward price modifications. An example which arose in 2001 is instructive. It is never possible to enjoy distribution of a deep fryer which doesn't bear the Underwriter's Laboratory seal (UL). By UL edict, the seal was not available upon fryers produced after May 30, 2001, unless they were equipped with cords which offered breakaway characteristics (a magnetic plug UL hoped would negate parental negligence which on extremely rare occasions allowed unsupervised youngsters to pull over fryers, causing severe hot oil burns).

A classic case of "adding insult to injury" transpired. For the first time in history, NPK engineers undertook designing a cord, which had theretofore been a cord manufacturer's assignment. Time constraints by UL were unrealistic. Mass diversion of critical engineering and test laboratory resources resulted. The cord ultimately accepted by UL is substantially more costly than its predecessor. Nevertheless, efforts by the industry to pass on the increased costs were rebuffed.

NPK management has consistently maintained opportunities for sound acquisitions would occur only when market measurements of price to earnings and market capitalization to book value, etc. resumed historic ratios. Markets in 2001 marched in the predicted direction. Only a limited advantage of that condition (which is not expected to be transitory) could be capitalized upon in 2001. As noted in the preceding numbered paragraphs, NPK's executive force, sized in keeping with cost limitations characteristic of the embattled industry in which it is engaged, was occupied addressing the issues at hand. Nevertheless, time was appropriated for attendance to formalities surrounding the AMTEC acquisition. Substantially more time in 2001 was needed to explore the opportunity which ultimately took the form of a newly created corporation, Presto Absorbent Products, Inc., including due diligence and final closure. (See page 12 for expanded discussion on this company.)

Clearly, some significant portion of NPK's future will hinge upon the results achieved by the two 2001 acquisitions. For that reason, time might be well spent reviewing remarks concerning AMTEC (the defense subsidiary) at page 13, and Presto Absorbent Products, Inc. at page 12. With reference to the latter, other than periodic production of munitions, most of NPK's products have been of the consumer durable variety. A change of pace to products of a consumable nature might be most welcome.

With expected continued pressure in 2002 upon the Company's executives, it was decided in latter 2001 to seek external assistance in identifying realistically priced candidates for acquisition, and to participate in negotiations as well as due diligence. Supplemented in this fashion, it is hoped that 2002 will provide additional expansionary opportunities, convertible to appreciable growth in sales and earnings.

Sometimes it is possible to look back upon a troublesome year with a sigh of relief, in the belief that by virtue of actions already taken the fiscal period ahead will improve. Such introspection is a luxury NPK people will not enjoy in 2002.

Assuming realization of plans formulated in 2001, the Company does not expect to see any significant gross margin improvement until fiscal 2003. At that time, amelioration will hopefully occur, as Chinese-sourced merchandise becomes available. Business conditions, generally, are projected to be discouraging in light of the recession in the economy, even prior to September 11. Eleven Federal Reserve rate cuts in 2001 will deter NPK earnings. Some indirect benefit will be derived through increased sales to retailers or consumers which have gained access to monies otherwise unavailable. More than offsetting this highly diluted benefit, however, NPK will experience directly a constantly declining earnings stream from its investments. Older higher yielding instruments will mature, only to be replaced by investments carrying dramatically lesser yields. Because prospective bankruptcy is no longer the fearsome prospect once commonly envisioned, little encouragement can be derived from the fiscal reverses being suffered by competitors. Notwithstanding the fact

they are already enjoying perceptibly reduced merchandise costs due to Oriental-sourced manufacturing facilities, the distress of most of these competitors, where public and measurable, clearly exceeds NPK's. To date, a weapon has not been found which will shield producers of small appliances from the continuous clamor by prominent retailers for lower prices.

Abnormal costs will burden 2002, stemming from the plans developed in 2001. Examples abound. New tooling will be required to fit equipment at the overseas plants for substantially all products. Personnel will travel extensively to and from the Orient, in addition to spending much of their time thereat. U.S. product costs will escalate, as fewer units manufactured must continue to absorb fixed costs. Plant closings are always expensive. Fair recompense will have to be paid to long-term employees displaced by the move. Such recompense will take the form of a plant closing charge in first quarter 2002, somewhat comparable in concept to that absorbed in 2001 for capital asset impairment.

Occasionally, a competent Board of Directors will decide to maintain a given dividend rate, sourced from surpluses earned in previous years. Clearly, when such a course is adopted, the Board is "looking over the valley" toward the next year, during which resumption of earnings growth is expected. Deprived of this pleasant option, NPK's Board faced the dismal prospect of "passing" its next annual dividend. Doing so would destroy a 57 year record of consecutive dividends and an uninterrupted chain of pay outs over 48 years, during which the regular rate equalled or surpassed historical distributions. Last year's Report anticipated this prospect, stating, "The problems to be faced in 2001 could jeopardize the Company's dividend record, in whole or in part." By adopting a rate consistent with distributing all of 2001 earnings (translating to 92 cents per share) a record 58th year of consecutive dividends will be sustained. Dividend trimming and/or elimination are not uncommon in the present business milieu. Ford Motor Company, the Dana Corporation, TRW, Oneida Limited, Campbell Soup Company, Cleveland Cliffs, CSX Corp., and American Greetings Corp. are only a few of the illustrious companies whose Boards found dividend surgery unavoidable. Dividend payment will continue, at least in 2002, in the form of a lump sum rather than spread incrementally over four quarters.

Some glimmers of light at the end of the tunnel can now be observed. Plans which will be implemented in 2002 hold genuine promise. Addition of subsidiaries devoted to defense products and to consumer consumables appear timely and potentially profitable. Everyone concerned must be grateful for the bank of resources (largely accumulated for acquisition purposes) which acted as a buffer for NPK in 2001 against the kind of losses suffered by its competitors. Thanks to these resources, costly leverage should again be avoided in 2002. Most importantly, the corporate treasury will undoubtedly eventually be committed to avenues new to NPK which will ultimately prove rewarding to shareholders and management alike.

Melvin S. Cohen
Chairman of the Board

Maryjo Cohen
President

REVENUE SOURCES

For the first annual fiscal period since 1993, meaningful revenues were derived from sources other than housewares and appliances. Sales from such products remain, of course, the corporation's core business.

Acquisition of AMTEC on February 24, 2001, served to amplify gross sales by $6,999,000, and earnings by $726,000.

An asset purchase from RMED International, Inc. (primarily engaged in the manufacture of private label diapers) occurred on November 19, 2001. Those assets became the property of NPK's new subsidiary, Presto Absorbent Products, Inc. As a result of the proximity to year-end, the new company's revenue contribution was only $815,000 (expanded remarks on this new subsidiary can be found at page 12 of this Report).

Because of relative immateriality, earlier Annual Reports have not mentioned rental income, derived from leasing space at the Eau Claire facility. Doing so now is merited, in view of expanded footage under contract and the decline in core commercial sales. Revenue so derived in 2001 was $679,000.

New Products

Over and above styling changes in staple products, which served to renew trade interest, and the costly deep fryer cord modification mandated by UL (discussed at page 5 in the Letter to Stockholders), three distinctively different products were introduced in 2001.

Shown at "A" is the new Electric Skillet and Server, which features an attractive oval shape without sacrificing the generous capacity of most 15" skillets. All of the versatility predecessor skillets boasted has been retained.

A



Unlike earlier models designed for pure utility, however, this pan can become a part of the ambiance sought by a hostess, even acting as the serving tray upon which hot hors d'oeuvres are displayed.

NPK has limited its heater line to parabolic units since 1989. Comfort product offerings were supplemented in 2001. Illustrated at "B" is NPK's new WeatherBeater™ Plus Footlight™ electric heater/fan. As distinguished from parabolic heaters (which, like the sun, warm only people and objects in its path), this unit warms the air in the room where it is placed. Its whisper quiet fan not only eliminates the annoying sounds which characterize many competitive models, but also makes possible a seasonal personal cooling function.

Significant restyling of NPK's parabolic heaters, as pictured at "C," led to genuine dealer enthusiasm during 2001. Those changes included fresh contours and a new color. Most importantly, the bases accommodate large "footlights." When illuminated, these lights warn the user at a glance that the unit is plugged in, or, alternatively, act as a guiding nightlight.

B



C


HEATDISH

Similar footlights have been incorporated in the bases of the WeatherBeater™ electric heater/fan units.

National Advertising

Many companies which had historically used TV to promote their products either withdrew during the 2001 preholiday season, or severely reduced their budgets. Ostensibly, the reasons underlying such action was the ongoing recession exacerbated by the untoward events of September 11.

NPK did not subscribe to this school of constraint.

Testing of 60- and 30-second advertisements in 15 markets for the Pizzazz® pizza oven (as described in the Letter to Stockholders at page 4), was amply funded. For the 18th consecutive season, ads designed to reach carefully calculated target audiences were beamed in support of the SaladShooter® electric slicer/shredder and NPK's family of deep fryers.

In common with all advertisers, NPK knows approximately one half of its expenditures are wasted, but suffers the commonly shared problem of inability to identify the effective portion. By way of contrast, statistical measurements detailing how many households had an opportunity to view the ad and how often that opportunity was repeated are readily available. NPK's 2001 campaign statistics are impressive. These statistics show that 67.2% of all U.S. households were reached, with a frequency of 8.3 times per household. Total impressions approximated 563,270,400.

EAU CLAIRE REALTY: New shareholders may find a background briefing on this subject helpful.

A 1993 budget-induced decision by the defense

department eliminated from further bidding opportunities the Company's 520,000-square-foot plant, located on 325 acres in Eau Claire, Wisconsin, previously dedicated to artillery shell production. Disposition of the abandoned equipment was substantially completed in 1996.

Inasmuch as corporate headquarters are located in Eau Claire, approximately 100,000 square feet of the building are needed to house executive, administrative, and engineering personnel, as well as related functions. A variety of tenants (including RMED International, Inc.) occupied the bulk of the remaining footage during 2001. A similar condition of relatively complete occupancy is projected for 2002.

Because NPK executives continue to believe that planned infrastructure changes in areas surrounding the plant will eventually make the property more valuable for disposition at a later date, no effort is currently being made to accomplish the sale of such properties, in whole or in part.

FINANCES AND SHARE REACQUISITIONS: Comments upon 2001 monetary, fiscal, and investment conditions appear in the subsidiary section of this Report, at page 12, under the caption National Holding Investment Company.

Some diversion of NPK's liquid assets occurred in 2001. Substantial sums were expended for (A) the acquisition of AMTEC, (B) asset purchases and capital infusions in support of its newly created subsidiary (Presto Absorbent Products, Inc. See page 12), (C) inventory maintenance, and (D) investment and repatriation of shares in the Company, for its treasury. Nevertheless, financial conservatism prevailed during the year, just as it has historically. The data recited on the balance sheet at page 22 demonstrates the accuracy of this statement. By way of quick summary, that financial display boasts $256,153,000 in current assets and $207,856,000 in working capital, with a ratio of current assets to current liabilities of 5.3 to 1.0.

Shares of the Company reacquired over the last several years, including those purchased in 2001, now total 541,800. Authority exists to purchase an additional 521,000 shares.

Shares recaptured at favorable prices assure long term shareholders of genuine value. Each remaining outstanding share commands a larger portion of earnings, which can ultimately be reflected in increased dividends, a higher share price, or both. Pursuing a prudent stock reacquisition program also assures shareholders of a relatively improved market for NPK shares. Market presence by the Company as a potential purchaser is helpful in providing price stability, for an equity that is admittedly neither widely known nor held.

Presto Manufacturing Company
Jackson, Mississippi

Presto Products Manufacturing Company
Alamogordo, New Mexico

Presto Manufacturing Company has been NPK's manufacturing source of cookers, canners, heaters and plastic products, parts and accessories since 1954. In similar fashion, Presto Products Manufacturing Company has fulfilled NPK's needs for cast products, such as skillets, deep fryers and griddles since 1973.

As reported in the Letter to Stockholders, all domestic production is scheduled to end, on or about November 2002.

Thus far, efforts to utilize the plants to produce components for others have gone unrewarded. Manufacturers which would outsource such work are likewise reducing or eliminating U.S. factories. With the country partially shifting to a wartime posture, opportunities to convert the plants to defense purposes will be explored.

Failure to find an alternative productive use for the New Mexico plant will leave no option. It will be shuttered and held for resale. A superior fate awaits the Mississippi plant which will be modified (at substantial expense) so as to become available in its entirety for warehousing and shipping purposes.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

Logistic responsibilities are assumed by these companies, which include warehousing and physical delivery of appliances and cookers.

Both these companies boast free port status and comparatively low cost ratings under shipper's tariff schedules for merchandise consigned to most markets.

Technological advances that improve operations for retailers further complicate distribution center tasks. JIT (just-in-time) delivery to retailers requires availability of additional storage space in a manufacturer's distribution center to house the goods which previously would have been shipped earlier. More frequent smaller shipments necessitate bigger staging areas to enable simultaneous multiple vehicle loading. Customer labeling requirements, from bar coding to placement of consumer prices on cartons, complicate the shipping process.

All foreseeable scenarios continue to point to the importance of these facilities. Responsibilities undertaken will be expanded with the shift of domestically produced products to offshore factories. Distance and time factors which are unavoidable when goods are foreign sourced necessitates retention of enlarged inventories. Exacerbated nettlesome logistics can be expected.

Presto Absorbent Products, Inc.
Eau Claire, Wisconsin

On November 19, 2001, the above company (created for the purpose) acquired the assets of RMED International, Inc., a 1982 startup. The immediate cost of the transaction was $7,300,000. Additional capital infusions, from time-to-time, will be required. The predecessor company had occupied, as a tenant, 58,725 square feet, within NPK's Eau Claire complex.

The company's business, as currently constituted, principally depends upon the production and sale of private label diapers.

Prior to purchase, negotiations were conducted with lessors of the capital equipment (which the new company purchased), raw material providers and customers. As a consequence of agreements reached, future profitability should be enhanced.

Annual sales by RMED approximated $10,000,000, most recently at a loss. Additional products will be evaluated in the next several years, which could appreciably expand sales and earnings potentials. Among those products are absorbent pads designed for incontinent adults, training pants (a hybrid baby diaper which resembles underpants), and wipes (handy predampened tissues useful for a broad number of purposes).

Consideration will be given to replicating the Eau Claire facility in other geographical markets, if and when the Eau Claire plant's performance appears to justify such expansion. Existing plants previously dedicated to appliance production will be candidates for such replication. Price sensitivity to transportation costs may provide economic justification for such facilities.

National Holding Investment Company
Wilmington, Delaware

Funds held by this subsidiary are almost exclusively invested in short-term vehicles, while awaiting dedication to expansion opportunities. Given a choice, investment yields would be eliminated, with the funds occupied more productively in sound acquisitions.

The climate for acquisitions improved in the review year because a good share of the water was squeezed from stock values. Further movement in that direction in 2002 could provide a fruitful period for the closing of additional acquisitions.

Yield performance between 2000 and 2001 differed sharply. In 2000, as in 1999, the Federal Reserve Board was seeking a tightening of rates, in an anti-inflationary mode. A total of six increases, each in the amount of .25 basis points, took effect. Beginning in January 2001, the Board reversed its philosophy. Economic stimulation became the objective. By year-end, 11 decreases in the federal funds rate had been mandated, many of which were sized at .50 basis points, and some of which were adopted outside the normal meeting times. By December, yields available had been reduced significantly below the U.S. core inflation rate.

The U.S. economic scene bears an eerie resemblance to that of Japan. Japan's problems began (as they have in the U.S.) with the bursting of a stock market bubble. Since that time, the Central Bank in Japan has sought to stimulate the economy by repeated reductions in the overnight lending rate between banks. Little success was enjoyed in that maneuver even though the rate has now been reduced to .001%, with the comparatively attractive, but truly miniscule, rate available to bank depositors

of .02%. Failure of such monetary measures in Japan makes suspect lesser moves in the same direction by the Federal Reserve Board. Pump priming by means of Japanese governmental fiscal measures did not serve the intended purpose. The U.S. Congress is contemplating comparable tactics. Assuming adoption, success, at best, will be dubious. Certainly the tax refund implemented by Uncle Sam during the summer months of 2001 failed to accomplish its design of stoking consumer demand.

National Defense Corporation (NDC)
Eau Claire, Wisconsin

Acquisition of the AMTEC Corporation during the review year represented the first step in restoring a defense presence for NPK. The significance of such a presence cannot be overstated. A governmentally directed supply blockage of vital commodities during an actual or threatened war period can reduce or eliminate appliance production, thereby imperiling NPK continuity. When products are foreign sourced in war times, sea-lanes become threatened and schedules uncertain. Logic therefore dictates the advisability of participating in the defense industry, with a base from which expansion can occur when the country converts fully to an "at war" footing.

A second step in the restoration process came to an abrupt halt in August 2001. Negotiations leading to the acquisition of a substantial defense oriented company was underway, led by NDC's Vice President and Chief Operating Officer. A newly arisen personal problem apparently precluded his residency in Pennsylvania, an absolute prerequisite to closing the transaction. Inability to serve as the Chief Operating Officer necessitated his resignation from that position. Nevertheless, he remains committed to the needs of NDC. He will serve as a consultant, with appropriately reduced compensation. His duties will now be limited to seeking out fully and already ably-staffed defense organizations for acquisition, identifying rollup candidates for association with AMTEC, as well as new contract opportunities for that company.

Progress at AMTEC during the year was measurable. As reported elsewhere, sales for the year totaled $6,999,000, with earnings of $726,000. At the date of purchase, the company had booked firm contracts totaling $13,682,000, plus options valued at $12,453,000. Comparable figures, at year-end showed firm contracts of $15,409,000, plus options equal to $12,843,000. Notable accomplishments in 2001 included the award of a contract to produce a low-velocity training round for the Army. Physical expansion needed to perform this contract necessitated leasing a 17,500-square-foot building, adjacent to the 23,000-square-foot property occupied by the company at the time of acquisition.

No one expects the war on terrorism to be other than long term. As a result, a significant part of the U.S. industrial complex, including NPK assets, must become dedicated to defense. This company will meet NPK's responsibilities and aspire to capitalize upon opportunities while being so dedicated.

The products on the following pages and those shown on pages 8 and 9 provide a representation of the complete Presto® product line.

A



B


PROFESSIONAL

A. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients right where they are needed—in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today's cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store anywhere, even in a drawer.

C



B. Professional SaladShooter® electric slicer/shredder

While retaining the features of the original slicer/shredder, this step-up model provides professional size, power, and capacity. The extra large food chamber holds whole potatoes and more. Adapting to large or small loads is easily achieved with an adjustable food guide. Four processing cones enable this unit to make thick and thin slices, ripple cuts, and shreds. A funnel guide is also provided to direct ingredients precisely where desired.

D


PowerPop

C. Pizzazz® revolving pizza oven

This oven bakes a perfect pizza right before one's eyes—whether frozen or from scratch, whether regular or rising crust. And because there is no preheat like ordinary ovens, it's fast—while standard ovens are heating, Pizzazz® users are eating. Top and bottom elements cook the topping and crust at two different temperatures, while the pan rotates, assuring even baking at the perfect temperature. The elements also adjust independently enabling the user to cook the pizza to exact preference—a lightly crisped crust to a super crunchy one; a just melted topping to one that is deliciously bronzed. The oven is easy to use and easy to clean. Heating elements shut off at the end of cooking time and the timer signals when the pizza is done. Removable nonstick baking pan wipes clean and is compact for storage.

D. PowerPop® microwave multi-popper

This microwave popper has truly proven itself as the popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with oil for a buttery flavor or without oil for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher. The popper bowl and cover are immersible and dishwasher safe.

E. Presto® Orville Redenbacher's® hot air popper

This hot air popper carries the endorsement of Orville Redenbacher. Regular or gourmet popcorn can be popped naturally, with no oil, for a terrific low-calorie treat. For butter lovers, the detachable butter melter makes pouring easy and doubles as a handy measuring cup.

E


F

POPLITE

F. PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats, or added calories. For butter lovers, the detachable butter melter makes pouring easy and doubles as a handy measuring cup.

G


G. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It's great for sizzling up golden french fries, crispy chicken, and crunchy onion rings. The preset thermostat maintains the ideal frying temperature automatically, with no controls to set or watch. A handy snap-on lid permits oil storage in the fryer without spills or odor. The handy lift-and-drain scoop eliminates the need for a messy basket.

FryBaby® electric deep fryer (2 serving size) also available.

GranPappy® electric deep fryer (6 serving size) also available.

H


H. DualDaddy™ electric deep fryer

This unique fryer will make up to eight big servings of food. A handy divider enables two different foods to fry at the same time without intermingling. Remove the divider and the fryer's oval shape will allow large pieces of chicken or fish to fry easily. The ideal frying temperature is maintained automatically. Nonstick surface, inside and out, for quick and easy cleaning. Snap on lid allows oil to be stored in the fryer for future use.

I


I. CoolDaddy® cool touch deep fryer with removable pot

This cool touch unit will fry up to six servings of food. The basket handle serves as an exterior control for lowering food into the hot oil while the cover is closed. The seal-tight cover eliminates spatters and reduces odor. Temperature settings are easily selected with the adjustable thermostat. Nonstick pot removes for easy cleaning.

A. Grill-n-Lite™ indoor electric grill

Enjoy grilled taste year-round, whatever the weather, with this fabulous indoor electric grill. Its large 18½- by 11½-inch nonstick cooking surface provides a healthy approach to meal planning. The open grate allows fat to drip away. A special closed area can be used for grilling small, delicate foods. Grilling and keep-warm temperatures are easily selected with the Control Master® heat control. Grill is fully immersible with the heat control removed.

Presto® Electric Griddles

Presto has met the changing needs of today's family with these handy, affordable electric griddles. Each griddle features heavy cast aluminum construction for even heat distribution and DiamondCoat® deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

B. Jumbo Griddle

An extra large 12- by 21-inch cooking surface makes this electric griddle big enough for even the largest family. It's great for preparing breakfast, lunch, dinner, and appetizers. The slide-out drip tray catches grease drippings for easier cleaning.

18-inch Family-size Griddle also available.

C & D. Jumbo Cool Touch Electric Griddles

These attractive cool-touch griddles are the ideal choice for family meals. Each features a generous 10½- by 20½-inch cooking surface. The cool-touch base and handles, available in either white (C) or black (D), provide protection from the hot surface on the front and both sides. Easy cleanup is assured with the removable drip tray.

E. Liddle Griddle® mini-griddle

The perfect mini-griddle for singles and couples. Its 8½- by 10½-inch cooking surface makes one or two servings with virtually all the conveniences of the larger griddles. A built-in grease trough catches grease drippings for healthier cooking.

A



B



C



D



E



Presto® Electric Skillets

Presto® electric skillets have become a kitchen essential. Each skillet features a heavy cast aluminum base with DiamondCoat® deluxe nonstick finish for even heat distribution and stick-free cooking. The Control Master® heat control accurately maintains proper cooking temperatures and detaches for complete immersibility. Durable EverNu™ covers won't dent, warp, bend, or peel.

F. 11" Electric Skillet

Fry, grill, roast, or make one-dish meals, quickly and easily, with this convenient family-size skillet. Its generous 11-inch base accommodates large roasts, fowl, or ham.

12-inch Electric Skillet also available.

G. 15" Jumbo Electric Skillet

This handy skillet accommodates extra large cuts of beef, pork, and poultry with its spacious 15-inch pan and ultrahigh-dome cover. It's so versatile, it will fry, grill, roast, stew, and even cook casseroles to perfection.

H. Options™ multi-cooker/steamer

This freshly styled multi-cooker will steam seafood, vegetables, and rice; roast pork, beef, and poultry; boil pasta; and cook soups, stews, and casseroles to perfection. A basket is included for convenient steaming and blanching, and the tempered glass cover allows the user to monitor cooking progress. This unit is constructed of heavy cast aluminum with a nonstick finish for even heating and resistance to warping. The Control Master® heat control maintains accurate temperatures. Multi-cooker is fully immersible with the heat control removed.

I. Kitchen Kettle™ Plus Crockery multi-purpose and slow cooker/steamer

Remarkable versatility enables this product to be used for roasting, steaming, blanching, boiling, stewing, and simmering. In addition, the removable crockery liner offers the convenience of slow cooking. Accurate cooking temperatures are maintained with the Control Master® heat control. Heavy cast aluminum construction heats evenly and resists warping. The nonstick finish, inside and out, provides stick-free cooking and easy cleaning. This unit is fully immersible in sink or dishwasher with the heat control detached.

Kitchen Kettle™ multi-cooker/steamer (without crockery liner) also available.

F



G



H



I



A. AboveAll® deluxe can opener

This versatile under-cabinet can opener features easy-to-use push buttons. All sizes and shapes of cans, including extra tall and oblong, are opened at the touch of a button. In addition to cans, it effortlessly opens jars, plastic bags, twist-top bottles, and pop-tops.

B. Hide'nSleek™ electric can opener

This unusual can opener mounts under a kitchen cabinet and stylishly hides away until it's needed. The designer cover displays a handy clock and timer. To reveal the can opening mechanism, simply press the button and it's instantly accessible for opening cans of all sizes. Jars, twist-top bottles, and plastic bags can be opened with ease. A handy knife sharpener is also featured on the side of the unit.

C. Bread Slicing Guide

Slicing homemade bread has never been so easy! Slice evenly for perfect toast and sandwiches. It's also great for slicing thick texas toast and garlic bread. The precision-coded guide slots direct the knife for even slices every time. Unique tilt design holds bread firmly in place. Slicing guide is fully immersible. Presto® Electric Knife *(sold separately)* will store neatly on the guide.

C. Electric Knife

A powerful motor and sharp stainless steel blades enable this electric knife to cut through even the hardest bread crust, sausage, and cheese. It's also ideal for carving roast, ham, and poultry, as well as filleting fish. The ultraslim handle provides a comfortable grip for effortless slicing. Serrated blades are removable for easy cleaning. *(Slicing guide sold separately.)*

D. EverSharp® electric knife sharpener

This handy appliance produces professional sharpening results, at home, on household and sporting knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

A


PRESTO
Above
All

B


PRESTO

C



D



E. Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction, including the filter basket and perk tube, ensures lasting beauty and easy cleaning.

F. Electric Tea Kettle

This contemporary tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. As a safety feature, an internal thermostat automatically shuts the kettle off if it boils dry. The anodized interior base resists mineral buildup to help keep the inside clean.

G. PowerCrisp™ microwave bacon cooker

This Presto® bacon cooker provides the easy method for cooking up to ten crisp and delicious bacon strips in the microwave. Its special cooking racks allow fat to drip into the exclusive deep base for leaner and healthier bacon. It's fully immersible and dishwasher safe for fast and easy cleaning.

H. HeatDish® Plus parabolic electric heater

Designed with a parabolic reflector that concentrates heat, this innovative heater feels three times warmer than 1500 watt convection heaters, yet uses only 1000 watts. Heat is felt directly, almost instantly, without first heating the entire room. An infinite range of heat settings is available with the top-mounted thermostatic control. Special Safeguard™ features automatically turn the heater off in case of overheating or accidental tip-over, and a loud buzzer warns if tip-over occurs while the heating element is energized. Available in black or gray.

E



F



G


PowerCrisp

H



A. Presto® Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today's busy lifestyle. Meals with poultry, meat, fish, rice, and vegetables cook to perfection in minutes—three to ten times faster than ordinary cooking methods. With the handy cooking rack in place, several foods can cook at once with no intermingling of flavors, colors, and odors. The cover lock indicator shows at a glance if there's pressure inside the cooker. Luxurious Presto® Stainless Steel Pressure Cookers offer lasting beauty, as well as a special bimetal-clad base for providing even heat distribution. Also included in the Presto® pressure cooker lineup are durable aluminum cookers that offer fast, uniform heating.

Stainless steel models available in 4- and 6-quart sizes. (6-quart size shown)
Aluminum models available in 4-, 6-, and 8-quart sizes.

A



B. Presto® Pressure Canners with Readable Steam Gauge

Presto® pressure canners provide convenient home canning of vegetables, fruits, meats, and seafood. Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. These deluxe canners feature a readable steam gauge for accurate pressure control. The air vent/cover lock allows pressure to build only when the cover is closed properly and prevents the cover from being opened until pressure is safely reduced. Canners are constructed of extra strong, warp-resistant aluminum for fast, even heating.

Available in liquid capacities of 17- and 22-quarts. (17-quart size shown)

B



C. Electronic Clock/Timer

This multipurpose clock/timer easily switches from clock to count-up or count-down timer. It's great for cooking, phone calls, exercising and more. The easy-to-read LCD digital display shows hours, minutes, and seconds. It times up to 24 hours with electronic accuracy. Soft-touch buttons are easy to set, and the memory function allows the storage of count-down time to use again and again. The special clip-on back converts to an easel stand and has a magnet for use on metal surfaces. Heavy duty battery included.

C


PRESTO
CLOCK
23:59
START/STOP
CLEAR

Presto Pride®

The Presto Pride® family of appliances is designed for the upscale housewares category in department stores. They enjoy perceptible appearance differences from the comparable products sold under the Presto® label, such as the Presto Pride® Pressure Cookers and the Electric Dutch Oven listed below. In addition to the products pictured at D, E, and F, the Presto Pride® line consists of the following: 11" and 15" Electric Skillets, 21" Electric Griddle, CoolDaddy® cool touch deep fryer, DualDaddy™ deep fryer, GranPappy® deep fryer, and Hide'nSleek™ electric can opener.

D



E



F



D. Presto Pride® Deluxe Stainless Steel Pressure Cooker with Quick Pressure/Steam Release

This pressure cooker is crafted of gleaming stainless steel with a bimetal-clad base for quick, even heating and easy cleaning. Offering a more automated approach to pressure cooking, this model features a quick pressure/steam release system that simplifies the cooling process. It is the perfect solution to healthy, satisfying meals that are prepared fast and without a lot of fuss. A handy stainless steel steamer basket allows several foods to cook at once.

Available in 6- and 8-quart sizes. (6-quart size shown)

E. Presto Pride® 8-Quart Hard-Anodized Pressure Cooker/Canner with Quick Pressure/Steam Release

Though similar in features to the Presto Pride® Deluxe Stainless Steel models, this unit is differentiated by its strong hard-anodized finish like that found on professional cookware. This cooker's large diameter enables it to double as a pressure canner—processing up to five pint jars at one time.

F. Presto Pride® Electric Dutch Oven and Buffet Server

This attractive Dutch Oven braises, stews, roasts, makes casseroles and one-dish meals—even doubles as a handy buffet server. Its heavy cast aluminum base is virtually warp-proof and features a premium nonstick finish, inside and out. Cooking temperatures are maintained automatically with the Control Master® heat control. Tempered glass cover and stay cool knob are perfect for buffet-style serving. When on the go, this unit transports easily with a travel strap that keeps the lid in place. This product is fully immersible and dishwasher safe with the heat control detached.

CONSOLIDATED BALANCE SHEETS

National Presto Industries, Inc. and Subsidiaries

(Dollars in thousands except share and per share data)

December 31,	2001		2000	
Assets				
CURRENT ASSETS:				
Cash and cash equivalents		$ 83,877		$ 75,246
Marketable securities		106,992		147,583
Accounts receivable	$ 31,674		$ 10,473	
Less allowance for doubtful accounts	480	31,194	450	10,023
Inventories:				
Finished goods	19,505		21,056	
Work in process	5,349		2,416	
Raw materials	8,262		6,968	
Supplies	881	33,997	867	31,307
Prepaid expenses		93		47
Total current assets		256,153		264,206
PROPERTY, PLANT, AND EQUIPMENT:				
Land and land improvements	212		212	
Buildings	8,369		8,052	
Machinery and equipment	10,747		18,014	
	19,328		26,278	
Less allowance for depreciation	7,483	11,845	12,984	13,294
OTHER ASSETS		16,902		11,207
		$ 284,900		$ 288,707
Liabilities				
CURRENT LIABILITIES:				
Accounts payable		$ 18,194		$ 16,014
Federal and state income taxes		3,055		3,108
Accrued liabilities		27,048		24,425
Total current liabilities		48,297		43,547
COMMITMENTS AND CONTINGENCIES		—		—
Stockholders' Equity				
Common stock, $1 par value:				
Authorized: 12,000,000 shares				
Issued: 7,440,518 shares	$ 7,441		$ 7,441	
Paid-in capital	1,011		1,027	
Retained earnings	246,913		254,381	
	255,365		262,849	
Treasury stock, at cost, 603,654 shares in 2001 and 562,798 shares in 2000	18,762		17,689	
Total stockholders' equity		236,603		245,160
		$284,900		$288,707

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands except per share data)

For the years ended December 31,	2001	2000	1999
Net sales	$119,757	$119,604	$116,405
Cost of sales	94,386	83,924	79,574
Gross profit	25,371	35,680	36,831
Selling and general expenses	20,428	26,680	17,067
Plant closing costs	6,773	—	—
Operating profit (loss)	(1,830)	9,000	19,764
Other income, principally interest	7,965	10,328	9,413
Earnings before provision for income taxes	6,135	19,328	29,177
Provision (benefit) for income taxes	(151)	4,170	8,355
Net earnings	$ 6,286	$ 15,158	$ 20,822
Weighted average shares outstanding:			
Basic	6,856	7,014	7,343
Diluted	6,857	7,015	7,344
Net earnings per share:			
Basic	$ .92	$ 2.16	$ 2.84
Diluted	$ .92	$ 2.16	$ 2.84

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2001, 2000, 1999

(In thousands except share and per share data)

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL
Balance January 1, 1999	$7,441	$ 990	$248,115	$ (2,141)	$254,405
Net earnings	—	—	20,822	—	20,822
Dividends paid, $2.00 per share	—	—	(14,719)	—	(14,719)
Purchase of treasury stock—155,000 shares	—	—	—	(5,363)	(5,363)
Other	—	43	—	144	187
Balance December 31, 1999	7,441	1,033	254,218	(7,360)	255,332
Net earnings	—	—	15,158	—	15,158
Dividends paid, $2.10 per share	—	—	(14,995)	—	(14,995)
Purchase of treasury stock—338,600 shares	—	—	—	(10,544)	(10,544)
Other	—	(6)	—	215	209
Balance December 31, 2000	7,441	1,027	254,381	(17,689)	245,160
Net earnings	—	—	6,286	—	6,286
Dividends paid, $2.00 per share	—	—	(13,754)	—	(13,754)
Purchase of treasury stock— 48,200 shares	—	—	—	(1,301)	(1,301)
Other	—	(16)	—	228	212
Balance December 31, 2001	$7,441	$1,011	$246,913	$(18,762)	$236,603

The accompanying notes are an integral part of the financial statements.

For the years ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 6,286	$ 15,158	$ 20,822
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Provision for depreciation	3,436	2,786	2,296
Deferred income taxes	(2,343)	198	202
Plant closing and asset impairment charges	7,653	—	—
Other	212	209	187
Changes in:			
Accounts receivable	(18,887)	9,993	(4,176)
Inventories	605	(13,980)	(1,354)
Prepaid expenses	67	25	185
Accounts payable and accrued liabilities	(2,619)	2,442	3,856
Federal and state income taxes	(53)	(2,956)	(152)
Net cash provided by (used in) operating activities	(5,643)	13,875	21,866
Cash flows from investing activities:			
Marketable securities purchased	(63,553)	(55,125)	(92,665)
Marketable securities—maturities and sales	104,144	57,997	68,876
Acquisition of property, plant, and equipment	(2,038)	(3,843)	(4,151)
Acquisition of businesses	(3,593)	—	—
Other	(388)	(194)	(334)
Net cash provided by (used in) investing activities	34,572	(1,165)	(28,274)
Cash flows from financing activities:			
Dividends paid	(13,754)	(14,995)	(14,719)
Payment of debt acquired in acquisition	(5,243)	—	—
Purchase of treasury stock	(1,301)	(10,544)	(5,363)
Net cash used in financing activities	(20,298)	(25,539)	(20,082)
Net increase (decrease) in cash and cash equivalents	8,631	(12,829)	(26,490)
Cash and cash equivalents at beginning of year	75,246	88,075	114,565
Cash and cash equivalents at end of year	$83,877	$ 75,246	$ 88,075
Supplemental disclosures of cash flow information:			
Cash paid during the year for income taxes	$ 2,423	$ 6,930	$ 8,305

The accompanying notes are an integral part of the financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements

In preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

Principles of Consolidation

The consolidated financial statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated.

Cash, Cash Equivalents, and Marketable Securities

The Company considers all highly liquid marketable securities with an original maturity of one week or less to be cash equivalents. Cash equivalent securities totaled $83,632,000 and $75,853,000 at December 31, 2001 and 2000. The Company's cash equivalents and marketable securities are diversely invested, principally in A-rated or higher tax-exempt bonds issued by governmental entities throughout the United States.

The Company has classified all cash equivalents and marketable securities as available for sale which requires the securities to be reported at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. At December 31, 2001 and 2000, cost approximated market value for all securities using the specific identification method. The contractual maturities of the marketable securities held at December 31, 2001 were $53,942,000 in 2002, $18,031,000 in 2003, $7,762,000 in 2004, $25,866,000 beyond 2004, and $1,391,000 with indeterminate maturities.

Inventories

Inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have been eliminated from both the asset and allowance accounts. Depreciation is provided in amounts sufficient to relate the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings and 3 to 7 years for machinery and equipment.

Revenue Recognition

The Company recognizes revenue when product is shipped. The Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment for small appliance sales. Early payment discounts are deducted in arriving at net sales.

Advertising

The Company's policy is to expense advertising as incurred for the year. Advertising expense was $9,605,000, $15,195,000, and $6,876,000 in 2001, 2000, and 1999.

Stock Options

The intrinsic value method is used for valuing stock options issued.

Reclassifications

Certain reclassifications have been made to the 2000 and 1999 financial statements to conform with the 2001 financial statement presentation. These classifications did not effect net earnings or stockholders' equity as previously reported.

B. INVENTORIES

The amount of inventories valued on the LIFO basis was $27,759,000 and $30,440,000 as of December 31, 2001 and 2000. Under LIFO, inventories are valued at approximately $10,979,000 and $11,244,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2001 and 2000. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis:

	Increase (Decrease)		
YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2001	$ 266,000	$ (164,920)	$ (.02)
2000	(368,000)	228,000	.03
1999	(286,000)	177,000	.02

This information is provided for comparison with companies using the FIFO basis. Inventory for defense and absorbent products are valued under the first-in, first-out method and total $5,481,000 at December 31, 2001. This total is comprised of $1,030,000 of finished goods, $3,443,000 of work in process, and $1,008,000 of raw material and supplies.

C. ACCRUED LIABILITIES

At December 31, 2001, accrued liabilities consisted of payroll $3,143,000, insurance $17,230,000, environmental $2,915,000, plant closing costs $1,399,000, employee termination $637,000, and other $1,724,000. At December 31, 2000, accrued liabilities consisted of payroll $2,767,000, insurance $15,923,000, environmental $3,320,000, and other $2,415,000.

D. TREASURY STOCK

As of December 31, 2001, the Company has authority from the Board of Directors to reacquire an additional 521,000 shares. During 2001 and 2000, 48,200 and 338,600 shares were reacquired. Treasury shares have been

used for the exercise of stock options and to fund the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE

Basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. Options to purchase 7,500; 8,750; and 10,000 shares of common stock with a weighted average exercise price of $39.39, $39.41, and $39.43 were outstanding at December 31, 2001, 2000, and 1999, but were excluded from the computation of common share equivalents because their exercise prices were greater than the average market price of the common shares.

F. STOCK OPTION PLAN

The National Presto Industries, Inc. Stock Option Plan reserves 100,000 shares of common stock for key employees. Stock options for 7,500 shares at a weighted average price of $39.39 per share were outstanding at December 31, 2001. Stock options for 8,750 shares at a weighted average price of $39.41 per share were outstanding at December 31, 2000. There were 1,250 shares exercisable at $39.39 at December 31, 2001 and 1,250 shares exercisable at $39.41 at December 31, 2000. The pro forma effect of accounting for stock options using the fair value method is not material.

G. RETIREMENT PLANS

Pension Plans

The Company has pension plans which cover the majority of employees. Pension benefits are based on an employee's years of service and compensation near the end of those years of service. The Company's funding policy has been to contribute such amounts as necessary, computed on an actuarial basis, to provide the plans with assets sufficient to meet the benefits to be paid to plan members. Plan assets consist primarily (74%) of interest bearing securities with the balance in corporate stocks, principally National Presto Industries, Inc. common stock.

	(In thousands) PENSION BENEFITS 2001	2000	1999
Net periodic benefit cost	$ 736	$ 529	$ 713
Fair value of plan assets	$10,132	$8,656	
Benefit obligation	10,755	9,683	
Funded status	(623)	(1,027)	
Unrecognized actuarial loss	3,829	2,941	
Unrecognized prior service cost	743	1,039	
Unrecognized net transition obligation	(83)	(187)	
Prepaid benefit	$3,866	$2,766	

Weighted-average assumptions as of December 31:		
Discount rate	7.25%	7.50%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%

401(k) Plan

The Company sponsors a 401(k) retirement plan that covers substantially all employees. At its discretion, the Company will match up to 50% of the first 4% contributed by employees to the plan. The matching contribution can be made with either cash or common stock. Contributions made from the treasury stock, including the Company's cash dividends, totaled $212,000 in 2001, $209,000 in 2000, and $187,000 in 1999.

H. INCOME TAXES

The following table summarizes the provision for income taxes:

(In thousands)	2001	2000	1999
Current:			
Federal	$1,790	$3,345	$6,817
State	402	627	1,336
	2,192	3,972	8,153
Deferred:			
Federal	(2,013)	170	169
State	(330)	28	33
	(2,343)	198	202
Total tax provision (benefit)	$ (151)	$4,170	$8,355

The effective rate of the provision for income taxes as shown in the consolidated statements of earnings differs from the applicable statutory federal income tax rate for the following reasons:

PERCENT OF PRETAX INCOME	2001	2000	1999
Statutory rate	35.0%	35.0%	35.0%
State tax	.8	2.2	3.0
Tax-exempt interest and dividends	(37.3)	(14.9)	(9.2)
Other	(1.0)	(.7)	(.2)
Effective rate	(2.5%)	21.6%	28.6%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The tax effects of the cumulative temporary differences resulting in a net deferred tax asset are as follows at December 31:

(In thousands)	2001	2000
Insurance	$6,616	$6,114
Environmental	1,119	1,275
Pension	(1,521)	(1,368)
Plant closing	2,939	—
Other	734	1,474
	$9,887	$7,495

I. COMMITMENTS AND CONTINGENCIES

The Company has been investigated by the SEC regarding its status under the Investment Company Act of 1940. The matter is currently pending before the SEC's commissioners for final determination. In addition, the Company is involved in other routine litigation incidental to its business. Management believes the ultimate outcome of these matters will not have a material affect on the Company's consolidated financial position.

J. CONCENTRATIONS

For the year ended December 31, 2001, two customers accounted for 37% and 11% of net sales. Two customers accounted for 41% and 11% of net sales for the year ended December 31, 2000. Two customers accounted for 45% and 12% of net sales for the year ended December 31, 1999. The preceding concentrations related to housewares/small appliance sales.

As discussed in Note M, the Company has decided to cease manufacturing housewares/small appliances in its U.S. plants, close those facilities, and purchase products from overseas sources. This decision could have an adverse effect on production of the balance of the products scheduled to be produced in the U.S. due to possible difficulties with continuity of the workforce and material supplies. Similarly, deliveries from overseas sources could be disrupted by labor or supply problems at the vendors, or transportation delays. As a consequence, products may not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective.

K. RISKS AND UNCERTAINTIES

Environmental

As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. Based on factors known as of December 31, 2001, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities; however, should environmental agencies require additional studies or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material affect on the results of operations or financial condition of the Company.

L. BUSINESS ACQUISITIONS

On February 24, 2001, the Company acquired the outstanding stock of AMTEC Corporation, a supplier to the defense industry, for cash. The acquisition was accounted for as a purchase with all assets and liabilities recorded at fair market value. At the date of the acquisition, total assets were approximately $8,500,000. An additional $650,000 of purchase consideration is contingently payable to the previous shareholders of AMTEC based on meeting certain "earn-out amounts" during each of the two (2) remaining earn-out measurement periods as defined in the purchase agreement.

On November 19, 2001, the Company purchased two state-of-the-art high speed diaper machines and assumed other liabilities in the acquisition of the existing customer base of RMED International, Inc. The acquisition was accounted for as a purchase with no goodwill recognized. At the date of the acquisition, total assets were approximately $7,300,000.

M. PLANT CLOSING

Throughout 2001, the Company continued to experience pricing pressure and was unable to achieve adequate selling margins. Consequently, the Company determined it would need to lower its product costs in order to remain competitive. In November 2001, the Company announced that continued erosion of product pricing resulted in its decision to cease manufacturing housewares/small appliances in its U.S. plants, close those facilities, and purchase products from overseas sources. The Company will close its manufacturing facilities in Alamogordo, New Mexico and Jackson, Mississippi during the third and fourth quarters of 2002 as the newly sourced products are initially received. Accordingly, the Company does not expect to see any significant gross margin improvement until fiscal 2003. See Note J.

During the fourth quarter of 2001, the Company completed the development of its exit plan to outsource the U.S. manufacturing of its housewares/small appliances. In connection with the exit plan, the Company recorded total charges in the fourth quarter in the amount of $7,653,000 or $ .70 per share, net of tax. The charge includes $5,617,000 for impairment of principally machinery and equipment, $880,000 for the write down of inventory recorded in cost of sales, $637,000 for involuntary employee termination benefits, and other exit costs of $519,000. In the first quarter of 2002, the Company expects to record an additional charge of approximately $4,000,000 related primarily to involuntary termination benefits. There may be additional charges later in the year. The outsourcing of product may also have an impact on the Company's method of accounting for inventory. A study of the possible impact is ongoing.

N. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On July 20, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, "Business Combinations," and SFAS 142, "Goodwill and Intangible Assets." SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS 142 is effective for fiscal years beginning after December 15, 2001.

SFAS 141 requires all business combinations to be accounted for under the purchase method and certain intangible assets acquired in business combinations to be recorded separately from goodwill if certain requirements are met. The Company does not expect SFAS 141 to affect the Company's consolidated financial statements.

SFAS 142 becomes effective for the Company beginning in January 2002, after which goodwill will no longer be amortized and will be tested for impairment annually or whenever an impairment indicator arises. The statement also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company does not expect this statement to have a significant impact on its consolidated financial statements, other than the cessation of goodwill amortization. The amount of goodwill amortization for the year ended December 31, 2001, was $210,000, based on an estimated 15-year life. There was no goodwill amortization in 2000 or 1999.

In September 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 combines the two accounting models for disposals of long-lived assets from SFAS 121 and APB 30. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company recorded an impairment of certain long-lived assets associated with its plant closings discussed in Note M, under the provision of SFAS 121. The Company has reviewed the provisions of SFAS 144 and does not believe the adoption of this standard on January 1, 2002, will have a material impact on the Company's financial statements.

The Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration to a Reseller on the Vendor's Products." This consensus provides guidance on the recognition and accounting for vendor consideration such as buydowns and cooperative advertising. The Company does engage in cooperative advertising programs and accounts for its cooperative advertising as two separate transactions (revenue and advertising expense) as the Company receives an identifiable benefit in return for the consideration, and the Company can reasonably estimate the fair value of the benefit received. As a result, EITF 00-25 which is being adopted by the Company on January 1, 2002, is not anticipated to have a material affect on its consolidated financial statements.

O. BUSINESS SEGMENTS

Historically, the Company has operated in one business segment, housewares/small appliances. As described in Note L, the Company completed two acquisitions during 2001 with one acquisition achieving the level of a reportable segment. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are housewares/small appliances and defense.

Housewares/small appliances is the Company's main product line, which has historically manufactured and distributed small electrical appliances and housewares. These products are sold directly to retail outlets throughout the United States and also through independent distributors. Many of the products have been manufactured in Alamogordo, New Mexico and Jackson, Mississippi while other products are imported from nonaffiliated companies in the Pacific Rim countries. As more fully described in Note M, the Company intends to exit U.S. manufacturing and source all housewares/small appliance products from foreign sources.

The defense segment was acquired in February 2001 and manufactures precision mechanical, electromechanical, and electronic assembly components for the U.S. government and subcontractors. The defense segment manufacturing plant is located in Janesville, Wisconsin.

The absorbent product line was acquired on November 19, 2001. This segment manufactures diapers at the Company's facilities in Eau Claire, Wisconsin. The products are sold to retail outlets and distributors. This segment operated for approximately one month and its minor operating activity and assets were included with the housewares/small appliance segment in 2001.

In the following summary, operating profit represents earnings before other income, principally interest income and income taxes.

The Company's segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) are included within housewares/small appliances for all periods presented.

(In thousands)

	HOUSEWARES/ SMALL APPLIANCES	DEFENSE PRODUCTS	TOTAL
Year ended December 31, 2001			
External net sales	$112,758	$ 6,999**	$119,757
Operating profit (loss)	(3,077)*	1,247	(1,830)
Total assets	274,713	10,187	284,900
Depreciation and amortization	3,156	280	3,436
Capital expenditures	1,968	70	2,038
Year ended December 31, 2000			
External net sales	$119,604	$ —	$119,604
Operating profit (loss)	9,000	—	9,000
Total assets	288,707	—	288,707
Depreciation and amortization	2,786	—	2,786
Capital expenditures	3,843	—	3,843
Year ended December 31, 1999			
External net sales	$116,405	$ —	$116,405
Operating profit (loss)	19,764	—	19,764
Total assets	299,393	—	299,393
Depreciation and amortization	2,296	—	2,296
Capital expenditures	4,151	—	4,151

* *The operating loss in housewares/small appliances is after recording a charge for plant closing costs of $7,653,000 which is more fully described in Note M.*

** *The defense product segment was acquired on February 24, 2001, accordingly, external net sales represents approximately ten months of activity.*

P. INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following represents unaudited financial information for 2001 and 2000:

(In thousands)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	EARNINGS PER SHARE
2001				
First	$ 20,010	$ 2,866	$ 1,250	$ .18
Second	17,594	3,162	1,379	.20
Third	27,081	6,339	2,137	.31
Fourth*	55,072	13,004	1,520	.23
Total	$119,757	$25,371	$6,286	$ .92
2000				
First	$ 18,855	$ 4,687	$ 3,018	$ .42
Second	20,734	5,658	2,848	.40
Third	31,241	10,041	3,600	.52
Fourth	48,774	15,294	5,692	.82
Total	$119,604	$35,680	$15,158	$2.16

* *Includes the effect of the plant closing charge, see Note M.*

INDEPENDENT AUDITORS' REPORT

Grant Thornton

GRANT THORNTON LLP

Stockholders and Board of Directors
National Presto Industries, Inc.

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Presto Industries, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/S/Grant Thornton LLP
Minneapolis, Minnesota
February 15, 2002

Management's discussion and analysis of financial condition and results of operations

Forward-looking statements in this Annual Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to consolidated financial statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business aquisitions; competitive pressure on sales and pricing, increases in material or production cost which cannot be recouped in product pricing; and the impact of closing certain U.S. production facilities. Additional information concerning those and other factors is contained in the Company's Securities and Exchange Commission filings, including but not limited to the Form 10-K, copies of which are available from the Company without charge.

2001 COMPARED TO 2000

Net sales increased by $153,000 from $119,604,000 to $119,757,000, or .1%. This slight increase was primarily attributable to incremental sales of $6,999,000 associated with the 2001 AMTEC (defense) acquisition, offset by the shipment of fewer units of housewares/small appliances at reduced prices.

Gross profit for 2001 decreased $10,309,000 from $35,680,000 to $25,371,000, or 30% versus 21% as a percentage of net sales. Gross profit contribution by the defense segment was $1,767,000, or 25%. The reduction of gross profit percentage was primarily due to the reduced prices demanded by housewares/small appliance retailers and the inability to pass on the Company's increased manufacturing costs for these goods. It is not anticipated that product pricing will increase—further decreases are possible. The decision to outsource housewares/small appliances (see Note M) is expected to ultimately decrease manufacturing costs. However, those decreases are not expected to be realized until at least 2003, given the need to continue domestic production at reduced rates (and hence reduced burden absorption) while the new sources tool, manufacture, and ship product. Additional inventory may need to be carried to assure that customer requirements are met.

Selling and general expenses decreased $6,252,000 largely due to decreased advertising expenses. This decrease was primarily due to reduced television advertisements of the Presto® Pizzazz® pizza oven which was introduced in 2000. As a percentage of net sales, selling and general expenses decreased from 22% to 17%. Selling and general expense for defense was $520,000.

The fiscal 2001 fourth quarter includes a $7,653,000 charge related to closing the Company's manufacturing operations in Jackson, Mississippi and Alamogordo, New Mexico, and transferring all production of Presto® brand housewares/small appliances to manufacturers in the Pacific Rim.

Other income, principally interest, decreased $2,363,000 from $10,328,000 to $7,965,000. The average daily investment decreased from $209,736,000 to $197,719,000 primarily as a result of business acquisitions and the purchase of treasury stock.

Earnings before provision for income taxes decreased $13,193,000 from $19,328,000 to $6,135,000. The provision for income taxes decreased from $4,170,000 to a benefit of $151,000, which resulted in an effective income tax rate decrease from 22% to a tax benefit of 3% as a result of decreased earnings subject to tax. Net earnings decreased $8,872,000 from $15,158,000 to $6,286,000, or 59%.

2000 COMPARED TO 1999

Net sales increased by $3,199,000 from $116,405,000 to $119,604,000, or 3%. The increase was due primarily to the sale of new products offset in part by decreased unit volume.

Gross profit for 2000 decreased $1,151,000 from $36,831,000 to $35,680,000, or 30% versus 32% as a percentage of net sales. The reduction of gross profit percentage was largely caused by less favorable manufacturing efficiencies at the Company's manufacturing facilities.

Selling and general expenses increased $9,613,000 largely due to increased advertising expenses related to the introduction of the Pizzazz® pizza oven. As a percentage of net sales, selling and general expenses increased from 15% to 22%.

Earnings before provision for income taxes decreased $9,849,000 from $29,177,000 to $19,328,000. The provision for income taxes decreased from $8,355,000 to $4,170,000, which resulted in an effective income tax rate decrease from 29% to 22% as a result of decreased earnings subject to tax. Net earnings decreased $5,664,000 from $20,822,000 to $15,158,000, or 27%.

LIQUIDITY AND CAPITAL RESOURCES

Working capital decreased by $12,803,000 to $207,856,000 at December 31, 2001. The Company's current ratio was 5.3 to 1.0 at fiscal 2001 year-end, compared to 6.1 to 1.0 at the end of fiscal 2000. The decrease is primarily due to business acquisitions (See Note L), the repurchase of treasury stock, and the payment of dividends in excess of current year earnings. In 2000, the Company introduced its Presto® Pizzazz® pizza oven. The Company experienced disappointing sales of this product in 2000 which accounted for lower than normal accounts receivable and higher than

normal finished goods inventory. During 2001, sales of the oven occurred primarily in the fourth quarter at reduced prices in selected test markets supported by new television commercials. Given the success of this program, the Company plans to expand it in 2002. Although advertising expenditures will increase in 2002 to support the pizza oven program, overall the program is not expected to have a material impact on the Company's consolidated financial statements.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions or capital investments in these segments if the appropriate return on investment for the associated risk is projected.

In connection with the plant closing discussed above, the Company expects to make further investments in tooling and incur other costs to initiate the outsourced manufacturing of products for the housewares/small appliance segment during 2002.

The Company has substantial liquidity in the form of cash and marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund growth through acquisitions and other means. Further, it has the ability to fund losses, should they occur, in connection with the transition to outsourced foreign manufacturing of products for the housewares/small appliance segment. As of December 31, 2001, there were no material capital commitments outstanding.

Item 7A. QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's interest income on cash equivalents and investments is affected by changes in interest rates in the United States. The Company's investments are held primarily in municipal bonds, a majority of which earn a fixed rate of interest, while the remaining bonds earn a variable interest rate. The Company uses sensitivity analysis to determine its exposure to changes in interest rates. Through December 31, 2001, changes in these rates have not had a material affect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency hedges. Any transactions that are currently entered into in foreign currency are not deemed material to the financial statements. Thus, the exposure to foreign exchange market risk is not material.

SELECTED FINANCIAL DATA *(In thousands except per share data)*

For the years ended December 31,	2001	2000	1999	1998	1997
Net sales	$119,757	$119,604	$116,405	$108,625	$111,037
Net earnings	6,286*	15,158	20,822	19,733	16,982
Net earnings per common and common equivalent share	.92	2.16	2.84	2.68	2.31
Total assets	284,900	288,707	299,393	294,762	291,870
Dividends paid per common share applicable to current year	2.00	2.10	2.00	2.00	2.00

** Includes after tax charges relating to plant closings of $4,771,000.*

BOARD OF DIRECTORS

(in alphabetical order)

James F. Bartl
Executive Vice President,
Secretary

Richard N. Cardozo
Professor, Carlson School of Management
University of Minnesota

Maryjo Cohen
Chair of the Board,
President,
Chief Executive Officer

Melvin S. Cohen
Chairman Emeritus*

Michael J. O'Meara
Chairman of the Board
Peoples National Bank
Eau Claire, Wisconsin

Patrick J. Quinn
Chairman and President
Ayres Associates
Eau Claire, Wisconsin

OFFICERS AND PRINCIPAL EXECUTIVES

Maryjo Cohen
Chair of the Board,
President,
Chief Executive Officer

Melvin S. Cohen
Chairman Emeritus*

James F. Bartl
Executive Vice President,
Secretary

Richard F. Anderl
Vice President, Engineering

Neil L. Brown
Vice President, Manufacturing

Donald E. Hoeschen
Vice President, Sales

Larry R. Hoepner
Vice President, Purchasing

Randy F. Lieble
Chief Financial Officer,
Treasurer

**Effective January 1, 2002*

National Presto Industries, Inc.
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer

Address Service Requested

Bulk Rate
U.S. Postage
PAID
Permit No. 27
Eau Claire, Wis.

SHAREHOLDER INFORMATION

Corporate Headquarters

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
Telephone: (715) 839-2121
Website: www.GoPresto.com

Ticker Symbol: NPK
Common stock of National Presto Industries, Inc. is traded on the New York Stock Exchange.

Transfer Agent and Registrar

Computershare Investor Services
Chicago, Illinois
(312) 588-4222

Annual Meeting of Shareholders

May 21, 2002, at 2:00 P.M.
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 31, 2001, there were 681 stockholders.

Annual Report on Form 10-K and Shareholder Inquiries

For general information about the Company and to request copies of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, telephone: (715) 839-2119.

57th Consecutive Dividend Year

Summary of Statistics — *National Presto Industries, Inc. and Subsidiaries*

(In thousands except per share data)

Year Ended Dec. 31	Net Sales	Net Earnings	Weighted Average Common and Common Equivalent Shares Outstanding	Per Share: Net Earnings	Per Share: Cash Dividends Paid Regular	Per Share: Cash Dividends Paid Extra	Per Share: Stockholders' Equity
2001	$119,757	$6,286*	6,857	$ .92*	$2.00	$ —	$34.51
2000	119,604	15,158	7,015	2.16	2.00	.10	34.95
1999	116,405	20,822	7,344	2.84	2.00	—	34.77
1998	108,625	19,733	7,358	2.68	2.00	—	34.58
1997	111,037	16,982	7,355	2.31	2.00	—	33.88

* *Includes after tax charges relating to plant closings of $4,771,000 — $ .70 per share.*

Record of Dividends Paid and Market Price of Common Stock

	2001 Fiscal Year			2000 Fiscal Year		
	Dividends Paid Per Share	Market Price High	Market Price Low	Dividends Paid Per Share	Market Price High	Market Price Low
First Quarter	$2.00	$34.30	$29.60	$2.10	$35.81	$31.00
Second Quarter	—	30.40	26.30	—	35.19	29.56
Third Quarter	—	29.97	25.80	—	31.19	29.63
Fourth Quarter	—	29.10	26.42	—	32.00	29.06
Full Year	$2.00	$34.30	$25.80	$2.10	$35.81	$29.06